350 Cambridge Avenue, Suite 350

Palo Alto, CA 94306

August 2, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Suzanne Hayes
Mary Beth Breslin
Christina Thomas

Re:	Eiger BioPharmaceuticals, Inc.
Form S-3 Registration Statement
Registration File No. 333-212114

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Thursday, August 4, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with Glen Y. Sato of Cooley LLP, counsel to the Registrant, at (650) 843-5502, or in his absence, Peter N. Mandel at (650) 843-5122.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the filing; and

(iii) the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EIGER BIOPHARMACEUTICALS, INC.

By:	/s/ James H. Welch
James H. Welch
Chief Financial Officer

cc:	David A. Corey, Eiger BioPharmaceuticals, Inc.
Glen Y. Sato, Cooley LLP
Peter N. Mandel, Cooley LLP